RECEIVED
2019 JUL -3 PM 12:13
SEC / TM

19010837

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-66462~~

8-52293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/18 AND ENDING 3/31/19
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: BV Securities LLC

PetroGrowth Energy Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8390 LBJ Freeway Suite 565
(No. and Street)

Dallas	Texas	75243
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Amsberry — 214-360-9822
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expwy, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kenneth Shade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PetroGrowth Energy Advisors, LLC, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA GARCIA
Notary ID #129867688
My Commission Expires
June 26, 2022

NOTARY PUBLIC STATE OF TEXAS

Signature

Title CCO

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
PetroGrowth Energy Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PetroGrowth Energy Advisors, LLC (the Company) as of March 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note F to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note E. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
June 11, 2019

We have served as the Company's auditor since 2018.

PetroGrowth Energy Advisors LLC
Statement of Financial Condition
March 31, 2019

ASSETS	
Cash and cash equivalents	$ 9,117
TOTAL ASSETS	$ 9,117
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ -
TOTAL LIABILITIES	-
MEMBER'S EQUITY	
Member's Equity	9,117
TOTAL MEMBER'S EQUITY	9,117
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 9,117

See notes to financial statements.

PetroGrowth Energy Advisors LLC
Statement of Operations
Year Ended March 31, 2019

Revenues	
Commissions earned	$ -
Interest income	-
Total Revenues	-
Operating Expenses	
Licenses & Permits	8,235
Office & Administration	
Contract Services	6,225
Service Agreement	5,400
Total Expenses	19,860
Net Income (loss)	$ (19,860)

See notes to financial statements.

PetroGrowth Energy Advisors LLC
Statement of Changes in Member's Equity
Year Ended March 31, 2019

	Total Member's Equity
Balance at March 31, 2018	$ 8,977
Contributions	20,000
Net income/(loss)	(19,860)
Balance at March 31, 2019	$ 9,117

See notes to financial statements.

PetroGrowth Energy Advisors LLC
Statement of Cash Flows
Year Ended March 31, 2019

Cash Flows From Operating Activities:	
Net income (loss)	$ (19,860)
Adjustments to reconcile net loss to net cash used in operating activities	-
Net cash provided (used) by Operating Activities	(19,860)
Cash Flows From Financing Activities:	
Capital Contribution	20,000
Net cash provided (used) by Financing Activities	20,000
Net increase in cash and cash equivalents	140
Cash and cash equivalents at beginning of year	$ 8,977
Cash and cash equivalents at end of year	$ 9,117
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See notes to financial statements.

PetroGrowth Energy Advisors, LLC
Notes to the Financial Statements
March 31, 2019

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

PetroGrowth Energy Advisors, LLC (the Company) was organized in the State of Texas effective November 23, 1999 as a limited liability company under the Texas Limited Liability Company Act. The Company has adopted a fiscal year end of March 31.

Description of Business

The Company, located in Irving, Texas, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company provides advisory assistance with capital placements, mergers and acquisitions, and other corporate finance issues.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

On January 1, 2018, the Company adopted the provisions of ASC 2014-09, Revenue from Contracts with Customers Topic 606, using the modified approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The Company's accounting policies did not change materially as a result of applying the principles of Revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Revenue Recognition, continued

There was no impact to member's equity as of March 31, 2018 after adopting Topic 606.

The Company has two primary lines of business: (i) alternative investments and (ii) miscellaneous fees earned. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company is included within the securities commissions and fees within the Statement of Operations. Commissions and fees revenue is generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for trade execution services based on prevailing market prices and internal and regulatory guidelines.

Alternative Investments. Alternative Investment revenues are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection. The contractual obligations include securing the necessary approvals from the transfer agents and general partners on the respective transactions. Generally, revenues are due at or shortly after the close of the respective transaction, and therefore the Company does not have a significant amount of commission receivable at the end of a reporting period.

Other Miscellaneous Fees Earned. From time to time the Company performs functions for the convenience of its customers. The performance obligations are satisfied on the date the service is delivered because there are no remaining tasks which are to be performed related to the service that is delivered.

Income Taxes

Effective November 23, 1999, the Company elected to be treated as a partnership for federal income tax purposes. Under Partnership regulations, net income or loss is reportable for tax purposes by the partners. Accordingly, no federal income taxes are included in the accompanying financial statements. The members' federal and state income tax returns are subject to examination over various statutes of limitation generally ranging from three to five years.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and includes cash and cash equivalents. Fair Values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2019 the Company had net capital of $9,117 and a net capital requirement of $5,000. The Company ratio of aggregate indebtedness to net capital was 0 to 1. The SEC permits a ratio of no greater than 15 to 1.

The Company is subject to the Uniform Net Capital Rule 15c3-3, which requires the maintenance of minimum net capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires the Company to maintain minimum net capital pursuant to a fixed dollar amount or 6 2/3 per cent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customers' funds or securities. There were no material weaknesses in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) – limited business.

NOTE D – RELATED PARTY TRANSACTIONS

There is a service agreement between PetroGrowth Energy Advisors, LLC and Wilcox Swartzwelder & Co. Both Companies are commonly owned. Wilcox Swartzwelder & Co. is the owner of PetroGrowth Energy Advisors, LLC. The Company paid $5,400 related to this agreement.

NOTE E – GOING CONCERN

Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenues. It is management's understanding that it will continue to receive capital contributions as necessary. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might arise from the outcome of these uncertainties.

Note F - SUBSEQUENT EVENTS

Following regulatory approval by FINRA, 100% of the Company's membership interests were acquired by BV Capital LLC on May 12, 2019.

Schedule I

PetroGrowth Energy Advisors LLC

Supplemental Information
Pursuant to Rule 17a-5
March 31, 2019

Computation of Net Capital

Total Member's equity qualified for net capital	$ 9,117
Deductions / charges	
Non-allowable assets:	-
Total deductions / charges	-
Net Capital before haircuts on securities positions	9,117
Haircuts on securities:	-
Net Capital	$ 9,117
Aggregate indebtedness	
Accounts payable and accrued expenses	-
Total aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 4,117
Ratio of aggregate indebtedness to net capital	0 to 1

Reconciliation of Computation of Net Capital

Net Capital per filed 3/31/2019 Focus IIA Report	$ 9,117
no adjustments	-
Net Capital per 3/31/2019 audit	$ 9,117

See accompanying report of independent registered public accounting firm.

PetroGrowth Energy Advisors LLC

Supplemental Information
Pursuant to Rule 17a-5
March 31, 2019

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
PetroGrowth Energy Advisors, LLC

We have reviewed management's statements, included in the accompanying PetroGrowth Energy Advisors, LLC's Exemption Report, in which (1) PetroGrowth Energy Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which PetroGrowth Energy Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the exemption provisions) and (2) PetroGrowth Energy Advisors, LLC stated that PetroGrowth Energy Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PetroGrowth Energy Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PetroGrowth Energy Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
June 11, 2019

PetroGrowth Energy Advisors, LLC's

PetroGrowth Energy Advisors, LLC's Exemption Report

PetroGrowth Energy Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

PetroGrowth Energy Advisors, LLC

I, Kenneth Shade, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:________________

President.CCO

June 11, 2019